                        FAMILY HOME HEALTH SERVICES, INC.
                                   LETTERHEAD


                                November 13, 2006


Mr. Michael Moran
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C.  20549-0404

Re:      FAMILY HOME HEALTH SERVICES, INC.
         FORM I0-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 FILED MAY 22, 2006
         FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2006 FILED AUGUST 21, 2006 FILE NO. 000-32887

Dear Mr. Moran:

We are in receipt of your letter dated September 14, 2006 regarding Family Home Health Services Inc.'s Form 10-KSB for the fiscal year ended December 31, 2005 and the Form 10-QSB for the quarter ended June 30, 2006.

Thank you for undertaking to review the financial statements included in our initial draft of the SB-2 filing. We appreciate the staff comments and this opportunity to respond. Our management has reviewed your comments and has prepared the following response. In doing so, we acknowledge the following:

         - we are responsible for the adequacy and accuracy of the disclosures in this filing;

         - staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         - we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, we have reproduced the Staff's comments. The Company's response immediately follows the reproduced comment.

STAFF COMMENT NO. 1

         Although we have deferred our review of the SB-2 pending the update for pro formas and financials per our phone call with your counsel, Mr. Robert Hudson, on July 19, 2006, we

Mr. Michael Moran
United States Securities and Exchange Commission
November 13, 2006
Page 2

         expect the SB-2/A will reflect the 10-KSB comments. Please be aware that we may have additional separate comments on the SB-2 when the SB-2 amendment is filed.


RESPONSE TO STAFF COMMENT NO. 1

         We are moving forward on the completion of the historical and pro forma financial statements that are needed for your review of the SB-2. We confirm that any changes resulting from this review will be incorporated, as applicable, both into the SB-2/A and our pending 10-QSB for the quarter ended September 30, 2006.

STAFF COMMENT NO. 2

         We note your disclosure concerning your controls and procedures. Please be aware the regulation that proscribes the requirements for the disclosure of controls and procedures has changed. See SEC Releases No. 33-8238 (June 5, 2003). For example, your disclosure states that your Chief Executive Officer and Chief Financial Officer made their evaluation "within 90 days of the filing of this report." Under revised
         Item 307 of Regulation S-B, you are required to make your evaluation as of the end of the period for which the report is filed. Please revise accordingly.

RESPONSE TO STAFF COMMENT NO. 2

         We have taken note of this Comment 2 from the Staff, and accordingly, will revise our disclosure in future filings.

STAFF COMMENT NO. 3

         We note your reference to Rules 13a-14(c) and 15(d)-14(c). Please update your rule references to be consistent with the references in Regulation S-B Item 307.

RESPONSE TO STAFF COMMENT NO. 3

         We have taken note of this Comment 3 from the Staff, and accordingly, will revise our disclosure in future filings.

STAFF COMMENT NO. 4

         We further note your statement that the review concluded your financial software and internal processing were inadequate. Given the exceptions noted it remains unclear whether your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are effective or are not effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by

Mr. Michael Moran
United States Securities and Exchange Commission
November 13, 2006
Page 3

         your Chief Executive Officer and your Chief Financial Officer on the effectiveness of your disclosure controls and procedures.

RESPONSE TO STAFF COMMENT NO. 4

         We have taken note of this Comment 4 from the Staff, and accordingly, will revise our disclosure in future filings.

STAFF COMMENT NO. 5

         Please revise the historical financial statements of Family Home Health Services Inc (FHHS Inc) for all periods presented to reflect the issuance of 24,050,000 shares of common stock for the members' interest in FHHS LLC. In doing so please reflect each LLC member interest as a separate issuance and show the par value in additional paid in capital. The 2,200,000 shares retained by the sole shareholder of FHHS Inc shall be reflected as outstanding as of January 17, 2005, and the related par value in additional paid in capital.

RESPONSE TO STAFF COMMENT NO. 5

         We have clarified the detail with respect to the common stock that was issued on January 17, 2005 and have included our revised presentation in Exhibit A to this letter. As we believe that the resulting adjustments do not constitute material modifications to the historical financial statements, we will include the appropriate revised presentation in all applicable future filings.

STAFF COMMENT NO. 6

         We note that you carried forward the retained earnings of FHHS, LLC, a non-taxable entity, in the accounting for the merger with FHHS, Inc, a taxable entity. Please revise to reflect the transfer of the retained earnings of FHHS LLC as of the date of merger into FHHS Inc. to additional paid-in capital. Please refer to SAB Topic 4:B.

RESPONSE TO STAFF COMMENT NO. 6

         We have clarified the detail with respect to the historical retained earnings that was contributed on January 17, 2005 and have included our revised presentation in Exhibit A to this letter. As we believe that the resulting adjustments do not constitute material modifications to the historical financial statements, we will include the appropriate revised presentation in all applicable future filings.

Mr. Michael Moran
United States Securities and Exchange Commission
November 13, 2006
Page 4

STAFF COMMENT NO. 7

         As a result of the comments above regarding your Statement of Stockholders' Equity please adjust your weighted shares outstanding and earnings per share amounts here and elsewhere in the document.

RESPONSE TO STAFF COMMENT NO. 7

         Based on the foregoing changes, we have calculated the weighted average shares outstanding as 25,382,000 as shown in the supplemental schedule Exhibit B which is attached to this letter. We also confirmed that the change in weighted average shares had no impact on our earnings per share calculation. As we feel that the calculated changes do not constitute a material modification to the historical financial statements, those changes will be include in all applicable future filings.

STAFF COMMENT NO. 8

         Please file historical and pro forma financial statements as required by Regulation S-B Item 310(c) and 310(d).

RESPONSE TO STAFF COMMENT NO. 8

         We are moving toward completion of the required audited financial statements for FHHS, LLC for the period ended December 31, 2004 and the unaudited interim financial information for the period ended June 30, 2005 which we intend to include in our respective 8-K/A. Please note that the financial information for the period July 1 through December 31, 2005 has already been audited and included in our 10-KSB filing that you have just reviewed. In addition, the quarterly results for FHHS, LLC have also been included in each of our 10-QSB filings for 2006. As we have filed nearly fifteen months of historical financial information subsequent to its acquisition, we respectfully request that no consolidated pro-forma financial information be included in our 8-K/A.

STAFF COMMENT NO. 9

         Please explain why the 50% interest acquired from Messrs. Ruark and Pilkington was valued at $800,000 and the 50% interest acquired from a third party was valued at $450,000. Further, please explain why the third party only received $67,000 at closing of the term note and Messrs. Ruark and Pilkington each received $100,000 cash. In your response, please address whether any portion of the consideration was contingent and was to provide compensation for services. Reference is made to paragraph 34 of SFAS 141. Also, please tell us how much of the cash and accounts receivable of $345,000 was cash and revise your disclosure accordingly in future filings.

Mr. Michael Moran
United States Securities and Exchange Commission
November 13, 2006
Page 5

RESPONSE TO STAFF COMMENT NO. 9

         In July 2005, we closed an acquisition of FHHS, LLC for a combined value of $1,250,000 in two steps under two separate purchase agreements. Under the first agreement which we executed with Messrs. Ruark and Pilkington, our principal shareholders and affiliates of the Company, we paid each of them $100,000 in cash and issued 182,927 shares of our common stock. The combined amounts equaled $200,000 in cash with 365,854 shares of common stock with an aggregate value of $600,000. The common stock was valued at $1.64 per share based on the Board of Director's valuation made on July 8, 2005, which is further discussed in our response below.

         In the second step, we offered the second selling group the identical purchase price for their 50% ownership. That group, which was comprised of non-affiliated sellers, did not wish to accept the risk of accepting our common stock for such a large portion of their sale proceeds. In the absence of a public market for our common stock at the time of that transaction, the second selling group preferred cash for their ownership interest. After further negotiations, a final purchase agreement was reached which provided for $67,000 in cash, with twelve monthly payments of $33,308 including interest at 8%.

         The disparity in total value to each of the 50% holders, including the reduced purchase price and reduced down payment to the unaffiliated sellers, reflects the unwillingness of the unaffiliated sellers to accept our common stock as consideration

         No part of the purchase price with Messrs. Ruark or Pilkington was deemed to be compensation for past services or contingent consideration for future services. Each of the related party sellers were W-2 employees of Family Home Health Services with a compensation package that was determined at the time of the reverse merger in January of 2005. The payments to them were based solely on our initial determination of the appropriate purchase price payable for 100% of the acquired entity. Again, it was only after the unaffiliated sellers rejected our shares as payment that the negotiations and resulting disparity arose.

         Of the $345,000 reported as cash that was acquired in the aforementioned asset purchase, $51,000 was cash and $294,000 was net accounts receivable

STAFF COMMENT NO. 10.

         We note your disclosure with regards to the contract fees earned by the affiliate which are offset against advances made to the affiliate. Please explain to us and reconcile the amount of advances made to the affiliate and the amount that remains on your books as a receivable after consideration has been given to the contract fees earned. In this regard,

Mr. Michael Moran
United States Securities and Exchange Commission
November 13, 2006
Page 6


         advances totaling $421,956 are reflected in the cash flow statements for 2004 and 2005 with service fees earned by the affiliate of $160,000 for both years.

RESPONSE TO STAFF COMMENT NO. 10

         The detail of this related party activity is outlined in a spreadsheet that is attached to this document as Exhibit C.

         During 2005 and 2004, we had an agreement with an affiliate, FHHS (Florida), LLC which was related to us by virtue of a combined 50% ownership by Messrs. Ruark and Pilkington. That affiliate earned fees for various contract services that were provided to certain locations in our Florida market. During 2005 and 2004, the fees earned by this affiliate totaled $160,000 and $0, respectively. During those same years, advances to that affiliate totaled $130,000 and $145,000, respectively. The net advance from this contract activity was $115,000 and $145,000 as of December 31, 2005 and 2004, respectively. We expect to receive full reimbursement of this $115,000 although not necessarily within the next year.

         During 2005 and 2004, we had a management services agreement with an affiliate, FHHS (Michigan), LLC which was related to us by virtue of a combined 50% ownership by Mesrs. Ruark and Pilkington. Under that agreement, we provided management and administrative services in exchange for a monthly fee. As of December 31, 2004, advances to affiliates included $197,000 for these fees and other reimbursable expenses. As of December 31, 2005, the cumulative $307,000 balance from this related party activity was eliminated during consolidation as FHHS (Michigan), LLC was acquired as of July 1, 2005 as was described in our response #9 above.

STAFF COMMENT NO. 11

         We note the Board of Directors determined the fair value of the stock to be $1.64 as of July 1,2005 with respect to the purchase price consideration to be paid to Mr. Ruark and Mr. Pilkington and $ .20 as of December 15, 2005 in conjunction with the personal guaranty. Please advise us of the facts and circumstances that occurred between July and December to account for the significant decline in the fair value of the stock.

RESPONSE TO STAFF COMMENT NO. 11

         On July 8, 2005, the Board of Directors held a special meeting to determine a fair valuation for our stock in the absence of an established market. Minutes to that meeting are attached to this document as Exhibit D. At that meeting, the Board was presented with a market analysis of six publicly traded home health care companies with a comparison to our projected financial statements at June 30, 2005 (Exhibit E). That

Mr. Michael Moran
United States Securities and Exchange Commission
November 13, 2006
Page 7

         analysis used a blended valuation consisting of both a multiple of EBITDA and a multiple of to arrive at a share price of $1.64. After discussing this analysis, the benchmark data for public home health care companies, and our current and projected financial data, the Board concluded that $1.64 was a fair valuation for our stock as of June 30, 2005.

         On December 15, 2005, the Board of Directors held a special meeting to determine an updated fair value for our stock. Minutes to that meeting are attached to this document as Exhibit F. Using the same blended valuation model that was used as of June 30, 2005, management calculated a $0.20 value for our common stock based on more recent financial data. That calculation is evidenced within Exhibit E. This valuation was further supported by informal discussions held with several investment banking firms with whom we were negotiating for new equity financing. One such firm provided an informal valuation for our common stock at $0.20 per share based on our declining financial results and a discount for the absence of an established trading market for our shares.

         With the significant change in value between the July 8th and December 15th meetings, the Board considered several factors before concluding on a new valuation, including:

         - The valuation methodology employed by each of the investment banking firms we informally worked with used recognized valuation criteria that produced similar results.

         - We incurred significant losses in the last nine months of 2005 which reduced our annualized EBITDA by over $3,000,000. The July 8th valuation used an estimated twelve month EBITDA figure of $2,750,000 as compared to ($270,000) actual for the year ended December 31, 2005.

         - EBITDA and earnings multiples in the home health sector declined during those interim months.

         - The prior valuation did not reflect the absence of an established trading market for our shares.

         Based on the foregoing circumstances and considerations, the Board determined that $0.20 was a reasonable and fair value for our common stock as of December 15th, 2005.

Mr. Michael Moran
United States Securities and Exchange Commission
November 13, 2006
Page 8

STAFF COMMENT NO. 12

         We note the business combination that occurred on April 5, 2006, and the related Form 8-K filed on April 11, 2006. Please explain how you determined financial statements in accordance with Regulation S-B Item

RESPONSE TO STAFF COMMENT NO. 12

         As noted in our response to Item #1 and in prior correspondence with the Commission, we recognize that both historical and pro forma financial data are required for our April 5, 2005 acquisition under Regulation S-B Item 310(c). We have attached Exhibit G to this document which represents our significant subsidiary testing. That analysis concludes that audited financial statements are required for each of the three operating entities from which we purchased assets. We are proceeding with two audits for the year ended December 31, 2004 and three audits for the year ended December 31, 2005 as one entity had no operations during 2004. Please note that the audits are limited to a maximum of two historical years as the combined revenue base for all three entities was under $25,000,000.

STAFF COMMENT NO. 13

         Your disclosure indicates the adoption of SFAS No. 123R had no impact on your results of operations. We note your issuance to Mr. Ruark of 650,000 options on December 15,2005, an additional 468,750 options on July 6, 2006, the issuance of 250,000 and 50,000 warrants to Comerica Bank (see page 8), 4,000,000, 1,750,000, and 5,750,000 warrants to
         Barron (see page 9), and common stock and warrants issued to Westminster . If you are not recognizing expense related to the issuance of the options above, please explain. Further, please include the disclosure requirements of SFAS No. 123R paragraphs 64-65

RESPONSE TO STAFF COMMENT NO. 13

         On December 15, 2005, we issued 650,000 options to Mr. Ruark in exchange for his guarantee of corporate indebtedness. The accounting for these fully vested options was based on the provisions of SAB 79, EITF 96-18 and APB 25 as we did not adopt SFAS 123R until January 1, 2006. Under SAB 79 and interpretation No. 1 of APB 25, given that Mr. Ruark is considered a promoter and principal shareholder, the benefits to him are considered inseparable from the benefit of the loan guarantee to the Company. Further, under EITF 96-18, a performance commitment existed at the date of the grant of the options. The number of options issued was based on our Board of Directors' opinion as to the value of the loan guarantee, which we considered to be a reliable determinant of value for the consideration exchanged, and the fair value of the options as determined by

Mr. Michael Moran
United States Securities and Exchange Commission
November 13, 2006
Page 9


         the Board. The resulting value of $130,000 was recorded as deferred financing cost and is being amortized as interest expense over the term of the applicable debt instrument. As a result, we do not believe that the 2005 options are not subject to any additional accounting treatment as of June 30, 2006 due to SFAS 123R.

         The options and warrants issued in 2006 are subject to SFAS 123R and are valued using the Black-Scholes option pricing model. Those instruments are summarized in Exhibit H as an attachment to this letter. The inputs for the model were based on the following:

         - Stock price was determined using quoted market prices on the Pink Sheets

         - Exercise price was stated in each applicable option or warrant agreement

         - Term was based on the applicable term in the option or warrant agreement as we have no data to determine a historical average

         - Volatility was determined by reference to companies of similar size and maturity in our industry as we have insufficient history to estimate our expected volatility

         - Annual dividend rate was zero as we do not anticipate issuing dividends during the term of our options or warrants

         - Discount rate was determined from the Federal T-Bill rate in effect at the date of issuance which most closely approximated the expected term

         A discussion of each individual issuance is presented below.

         On July 6, we issued an additional 468,750 options to Mr. Ruark in exchange for his guarantee of additional corporate indebtedness. Those options were accounted for at fair value using the Black-Scholes option pricing model. The resulting value of $420,000 was recorded in July as deferred financing cost and is being amortized as interest expense over the term of the applicable debt instrument. As such, these options had no impact on our results of operations or cash flows for the quarter ended June 30, 2006.

         On April 5 and July 5, 2006, we issued warrants totaling 250,000 and 50,000 to Comerica Bank in connection with a $3.75 million term loan. Those warrants have been accounted for at fair value using the Black-Scholes option pricing model. The charges were recorded as deferred financing fees of $240,000 and $21,000, respectively, and are being amortized over the period of the related financing as additional interest. As the second issuance of warrants occurred in July, there was no impact from the $21,000 on our results of operations or cash flows for the quarter ended June 30, 2006.

Mr. Michael Moran
United States Securities and Exchange Commission
November 13, 2006
Page 10


         On May 24, we closed an equity funding agreement with Barron in which we issued 4,000,000 Series A, 1,750,000 Series B and 5,750,000 Series C warrants. These warrants were valued using the Black-Scholes option pricing model in order to properly allocate the equity proceeds based upon the relative fair value of the instruments. The transaction also included $260,000 in cash fees paid to various parties for due diligence and placement services which were recorded as a reduction of proceeds. The Series A preferred shares issued to Westminster for placement service fees were recorded as a reduction of proceeds. The net impact of those non-cash fees was a reduction to Additional Paid In Capital for the par value of the shares. The 50,000 shares of common stock issued as a placement fee in early May has been included with "Other Assets" on the balance sheet and will be netted against Additional Paid in Capital at the point when the underlying shares are registered. The value of the common shares was based on the $0.40 share value paid by the institutional investor.

         Further, we evaluated the above transactions, as subsequently clarified by addenda executed on November 13, 2006 or as we understand are forthcoming prior to the filing of our quarterly report on Form 10-QSB for the quarter ended September 30, 2006, under FAS 133 and EITF 00-19 to ascertain the appropriate accounting treatment. Our first step was to ascertain if there were any provisions which would disqualify the issuance from the exceptions provided under FAS 133, paragraph 11(a). As there is a limit on the number of shares issuable under the agreements, and such limit, when considered with all issued and outstanding equity and convertible instruments, options and warrants does not exceed our authorized shares, the provisions of paragraph 19 of EITF 00-19 do not apply. We are allowed to issue unregistered shares, so the provisions of paragraph 14 do not apply. There are specific provisions to prohibit net-cash settlement of the instruments, so the provisions of paragraph 13 and 25 do not apply.

         Our intention with the foregoing discussion was to provide a comprehensive response to the Staff's comments. As we believe that impact of these comments would have had negligible impact on our prior filings, we respectfully request that the related changes be made on all current and future filings. Should further detail or analysis be required, please do not hesitate to contact us.

                                    Regards,

                        Family Home Health Services Inc.


                               /s/ James Mitchell

                                James M. Mitchell
                             Chief Financial Officer

                                                      EXHIBIT A

                        FAMILY HOME HEALTH SERVICES INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                   COMMON STOCK          ADDITIONAL
                                                --------------------       PAID-IN      RETAINED
                                                  SHARES      AMOUNT       CAPITAL      EARNINGS       TOTAL
                                                ----------   -------      ----------   -----------   -----------
BALANCES, JANUARY 1, 2004                               --   $    --      $     100   $   192,658   $   192,758
Capital contributions                                                           100            --           100
Cash distributions                                                               --      (490,000)     (490,000)
Net income                                                                       --     1,230,551     1,230,551
                                                ----------    ------      ----------   -----------   -----------
BALANCES, DECEMBER 31, 2004                             --        --            200       933,209       933,409
Outstanding shares prior to recapitalization     2,200,000     2,200         (2,200)           --            --
Issuance of common stock for member interest    12,025,000    12,025        (12,025)           --            --
Issuance of common stock for member interest    12,025,000    12,025        (12,025)           --            --
Contribution of retained earnings                                           933,209      (933,209)           --
Issuance of common stock to reconcile ledger         1,400         1             (1)           --            --
Issuance of common stock upon acquisition
   of subsidiary (Note 2)                          365,854       366        599,634            --       600,000
Issuance of share-based payment in connection
   with loan guarantee by officer (Note 14)                                 130,000                     130,000
Net loss                                                                         --      (270,410)     (270,410)
                                                ----------    -------    ----------   -----------   -----------
BALANCES, DECEMBER 31, 2005                     26,617,254    $26,617    $1,636,792   $  (270,410)  $ 1,392,999
                                                ==========    =======    ==========   ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                                                                EXHIBIT B
                        FAMILY HOME HEALTH SERVICES INC.

               CALCULATION OF WEIGHTED AVERAGE SHARES OUTSTANDING

                                               FROM       THROUGH     DAYS    SHARE CHANGE    SHARES O/S     TOTAL O/S
                                            ---------   ----------   ------   ------------   -----------   -------------
BASIC EARNINGS PER SHARE
WEIGHTED AVERAGE SHARE CALCULATION:
   Common shares at 12/31/2004                                                                 2,200,000
   Common shares through recapitalization    1/1/2005    1/16/2005    16.00                    2,200,000      35,200,000
   Common shares through MI acquisition     1/17/2005    6/30/2005   165.00    24,051,400     26,251,400   4,331,481,000
   Common shares through year end            7/1/2005   12/31/2005   184.00       365,854     26,617,254   4,897,574,736
                                                                     ------                                -------------
                                                                     365.00                                9,264,255,736
   TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING THROUGH DECEMBER 31, 2005                                        25,381,523
                                                                                                           =============

                                                                EXHIBIT C
FAMILY HOME HEALTH SERVICES INC.
FILE NO. 000-32887
DETAIL FOR COMMENT #10 - "ADVANCES TO AFFILIATES"

                                                                           (FHHS, LLC)
                                                           AFFILIATE #1   AFFILIATE #2     TOTAL
                                                           ------------   ------------   ---------
DECEMBER 31, 2004 (ROUNDED)
   Advances to affiliate during 2004 (rounded)                145,000        197,000     $ 342,000
                                                            =========       ========     =========
Balance Sheet presentation:
   Current portion of advances to affiliates                                               200,000
   Advances to affiliates, net of current portion                                          142,000
                                                                                         ---------
                                                                                         $ 342,000
                                                                                         =========
Cash Flow Statement presentation: (Operating Activities)
   Advances to affiliates (outflow)                                                      $(342,000)
                                                                                         =========
DECEMBER 31, 2005 (ROUNDED)
   Advances to affiliate during 2005                          130,000        110,000     $ 240,000
   Contract service fees earned 2005                         (160,000)                   $(160,000)
                                                            ---------       --------     ---------
                                                              (30,000)       110,000        80,000
                                                            =========       ========     =========
                                                            $ 115,000       $307,000     $ 422,000
Balance Sheet presentation:
   Current portion of advances to affiliates                                               115,000
   Advances to affiliates, net of current portion                                               --
                                                                                         ---------
                                                                                         $ 115,000
                                                                                         =========
   NOTE:
   THE $307,000 BALANCE FOR AFFILIATE #2 WAS ELIMINATED DURING CONSOLIDATION AND
   IS NOT INCLUDED IN THE DECEMBER 31, 2005 BALANCE SHEET.

Cash Flow Statement presentation: (Operating Activities)
   Advances to affiliates (outflow)                                                      $ (80,000)
                                                                                         =========

                                                                EXHIBIT D

                         MINUTES OF A SPECIAL MEETING OF
                            THE BOARD OF DIRECTORS OF
                        FAMILY HOME HEALTH SERVICES, INC.

                                  JULY 8, 2005


         On July 8, 2005, a special meeting of the Board of Directors of Family Home Health Services, Inc., a Nevada corporation (the "Corporation"), was held at the Corporation's offices at 801 W. Ann Arbor Trail, Suite 2090, Plymouth, Michigan 48170. Present in person was Mr. Kevin R. Ruark and present by conference telephone call were Mr. James Pilkington and Mrs. Vicki Welty, representing attendance by all directors. Mr. Ruark acted as Chairman and Ms. Vicki Welty acted as Secretary.

         Mr. Ruark opened the meeting by noting that a quorum for the conduct of business was present. He said that, with the completion of the Corporation's acquisition of 1,000 units of FHHS, LLC, a Michigan limited liability company, pursuant to a Purchase Agreement between the Corporation and Messrs. Ruark and Pilkington, it was necessary to determine the value of the Corporation's shares as of June 30, 2005. Mr. Ruark explained that the Purchase Agreement called for the payment by the company of $100,000 to each of him and Mr. Pilkington together with shares of the Corporation's common stock having a value of $300,000 as of the close of trading on the day prior to closing, which was June 30, 2005. He explained that, since the shares of the Corporation are not presently trading, it was necessary for the Board to determine the value.

         Mr. Ruark indicated that, with the assistance of Mr. James Mitchell, the Corporation's Chief Financial Officer, he had performed an analysis of the market value of five publicly traded home health care companies and compared them to the financial results of the Corporation. He said that the analysis, which was prepared, indicated a per share valuation of $1.64. He provided (via facsimile) a handout to the other Board Members showing the analysis.

         There followed a discussion among the directors regarding the comparative analysis including a review of the EBITDA and Net Income multiples of the publicly traded companies as well as a discussion of the current financial condition and prospects of the Corporation.

         Following the discussion and questions, upon motion that was made and duly seconded, it was unanimously

         RESOLVED, that the Board of Directors establishes a valuation for the shares of the Corporation's common stock as of June 30, 2005 of $1.64.

         RESOLVED, that the appropriate officers of the Corporation be and are hereby authorized and directed to cause the Corporation to cause to be issued to each of Mr. Ruark and Mr. Pilkington certificates bearing such restrictive legends as shall be determined by the Corporation's counsel, to evidence their ownership of 182, 927 shares of common stock each, representing $300,000 in value of common stock at a value of $1.64 per share, as part of the consideration due to them pursuant to the terms of the Purchase Agreement between the Corporation and them for the purchase of 1,000 issued in outstanding units of FHHS, LLC, and that upon such issuance, those shares shall be validly issued, fully paid and nonassessable shares of the Corporation.

         RESOLVED, that the officers of the Corporation and each of them are hereby authorized and directed to cause to be prepared, to execute, and to cause to be delivered such documents, to perform such acts and to incur such expenses, and to do any and all actions that may be necessary and appropriate to carry out fully the purpose and intent of the foregoing resolutions.

         FURTHER RESOLVED, that any acts of any of the officers of the Corporation, or any person or persons designated and authorized to act by any of them, which would have been authorized by the foregoing resolutions except that such action was taken prior to adoption of these Resolutions are hereby ratified, confirmed, approved and adopted as actions taken in the name of and behalf of the Corporation.

         There being no further business to come before the meeting, it was unanimously

         RESOLVED, to adjourn.

         Adjourned.

         IN WITNESS WHEREOF, the undersigned have set their hands hereto this __ day of July 2005.


                                               /s/ Vicki L. Welty
                                               ---------------------------------
                                               Vicki L. Welty, Secretary




APPROVED:

  /s/ Kevin R. Ruark
------------------------------
  Kevin R. Ruark

                                                                EXHIBIT E

PUBLICLY TRADED HOME HEALTH CARE CORPORATIONS
Data based on most recent filings and market data as of July 1, 2005

                               ANNUALIZED     ANNUALIZED            ANNUALIZED                           MULTIPLE   MULTIPLE OF
NAME                             REVENUE        EBITDA              NET INCOME            MARKET CAP    OF EBITDA    NET INCOME
----                          ------------   -----------           -----------           ------------   ---------   -----------
Amedysis (AMED)               $283,200,000   $46,800,000   16.5%   $28,400,000   10.0%   $584,500,000      12.5         20.6
Odyssey Healthcare (ODSY)     $351,200,000   $34,800,000    9.9%   $21,200,000    6.0%   $520,000,000      14.9         24.5
Gentiva (GTIV)                $828,400,000   $27,200,000    3.3%   $16,400,000    2.0%   $431,000,000      15.8         26.3
Continucare (CNU)             $119,200,000   $ 5,600,000    4.7%   $ 3,640,000    3.1%   $122,000,000      21.8         33.5
National Home Health Care
   (NHHC)                     $ 96,800,000   $ 4,400,000    4.5%   $ 3,040,000    3.1%   $ 66,700,000      15.2         21.9
Almost Family (AFAM)          $ 94,000,000   $ 2,804,000    3.0%   $ 1,536,000    1.6%   $ 34,800,000      12.4         22.7
                                                            ---                   ---                      ----         ----
                                                AVERAGES    7.0%                  4.3%                     15.4         24.9
                                                            ===                   ===                      ====         ====
FAMILY HOME HEALTH SERVICES
   (FYHH)                     $ 15,877,148   $ 3,321,820   20.9%   $ 2,133,248   13.4%   $ 52,219,836      15.4         24.9
3/31/2005                     $  3,969,287   $   830,455           $   533,312
Number of Shares                26,250,000
VALUE PER SHARE 03/31/05      $       1.99
FAMILY HOME HEALTH SERVICES
   (FYHH)                     $ 15,200,000   $ 2,750,000   18.1%   $ 1,750,000   11.5%   $ 43,030,979      15.4         24.9
ESTIMATED 6/30/2005           $  7,600,000   $ 1,375,000           $   875,000
Number of Shares                26,250,000
VALUE PER SHARE 06/30/05      $       1.64
FAMILY HOME HEALTH SERVICES
   (FYHH)                     $ 15,233,030   $ 1,582,150   10.4%   $   983,600    6.5%   $ 24,467,573      15.4         24.9
6/30/2005                     $  7,616,515   $   791,075           $   491,800
Number of Shares                26,250,000
 VALUE PER SHARE 06/30/05     $       0.93
FAMILY HOME HEALTH SERVICES
   (FYHH)                     $ 15,339,832   $   851,287    5.5%   $   480,443    3.1%   $ 12,557,089      15.4         24.9
9/30/2005                     $ 11,504,874   $   638,465           $   360,332
Number of Shares                26,615,854
VALUE PER SHARE 09/30/05      $       0.47
FAMILY HOME HEALTH SERVICES
   (FYHH)                     $ 16,000,000   $   350,000    2.2%   $   200,000    1.3%   $  5,193,520      15.4         24.9
ESTIMATED 12/31/2005          $ 16,000,000   $   350,000           $   200,000
Number of Shares                26,250,000
VALUE PER SHARE 12/31/05      $       0.20

                                                                EXHIBIT F

                         MINUTES OF A SPECIAL MEETING OF
                            THE BOARD OF DIRECTORS OF
                        FAMILY HOME HEALTH SERVICES, INC.

                                DECEMBER 15, 2005

         On December 15_, 2005, a special meeting of the Board of Directors of Family Home Health Services, Inc., a Nevada corporation (the "Corporation"), was held at the Corporation's offices at 801 W. Ann Arbor Trail, Suite 2090, Plymouth, Michigan 48170. Present in person were Mr. Kevin R. Ruark and Ms. Vicki Welty and present by conference telephone call was Mr. James Pilkington, representing attendance by all directors.

         Mr. Ruark acted as Chairman and Ms. Vicki Welty acted as Secretary.

         Mr. Ruark called the meeting to order at _____ __. He noted that a quorum for the conduct of business was present. Mr. Ruark stated that he was calling the meeting to follow up on the issues raised at the special meeting of the Directors held on November 15, 2005 regarding a valuation of the Corporation's common shares. He reminded the Directors that at that meeting, the officers of the Corporation had been authorized to engage investment banking or other qualified financial expert to perform a valuation of the Corporation's common stock in connection with the issuance of options in consideration of the personal guaranty of bank loans to the Corporation.

         Mr. Ruark reported that following the November 15 meeting, he had contacted several investment banking firms including Cappello Capital Corp., a recognized investment banking firm. He said that Cappello had been engaged and had provided to the Corporation an estimated preliminary valuation reflecting a "base" value for the shares of common stock of $0.33 per share which was then be reduced in the valuation by 40% as a market discount in recognition of the non-trading status of the shares, resulting in an estimated price per share of $0.20. Mr. Ruark handed out to the Directors the valuation provided to him by Cappello Capital Corp.

         Thereafter, there followed a discussion among the Directors concerning the valuation and the reasons for the differential between this valuation and the valuation of $1.64 per share determined by the Board at its special meeting held on July 8, 2005. Among the matters that were discussed were that:

         -        The valuation methodology employed by Cappello Capital Corp.
                  is essentially the same as that proposed by two other investment banking firms consulted by Mr. Ruark.

         -        The valuation is based on recognized valuation criteria.

         - The Corporation has incurred significant losses in the second and third quarter of 2005, reducing the Corporation's annualized EBITDA to $770,000 from the $2,713,616 annualized EBITDA utilized in the Board's July 8 valuation.

         - The fact that earnings multiples for the industry declined from those in effect in the spring of 2005 and referenced by the Board in its July 8, 2005 valuation.

         - That the prior valuation did not include a discount for the non-trading status of the Corporation's shares.

         At the conclusion of the discussion, upon motion duly made and seconded, and with Mr. Ruark abstaining, the following resolutions were adopted:

         WHEREAS, at its special meeting held on November 15, 2005, the Board of Directors authorized the officers of the Corporation to obtain a valuation of the Corporation's shares as of November 10, 2005 or another current date; and

         WHEREAS, the Corporation has received a valuation from Cappello Capital Corp. which values the shares at $.20 per share; it is hereby,

         RESOLVED, that the Board of Directors find that the valuation performed by Cappello Capital Corp. is reasonable based upon appropriate valuation criteria and should be accepted as establishing the current fair market value of the Corporation's common stock;

         RESOLVED, that pursuant to the prior resolutions adopted at the November 15, 2005 Special Meeting, the Corporation shall issue to Mr. Ruark ten-year options to purchase 650,000 shares of the Corporation's common stock (calculated by dividing $130,000, which is 10% of the amount of the loan obtained by the Corporation from Comerica Bank and which is being guaranteed by Mr. Ruark) by the per share value determined by the Cappello Capital Corp. valuation, such options to be exercisable at $.20 per share and containing such further provisions as shall be recommended by the Corporation's special securities counsel;

         RESOLVED, that the appropriate officers of the Corporation be, and each of them hereby is, authorized and empowered, in the name and on behalf of the Corporation, to do or cause to be done any and all such further acts and things (including, without limitation, the execution and delivery of any and all documents, certificates, notifications, reports, agreements and other instruments) that, with advice of counsel, they may deem necessary or advisable in order to carry out the intent of the preceding resolutions.

         There being no further business to come before the meeting, upon motion duly made and seconded, the meeting was adjourned at ___ __.



                                                 /s/ Vicki L. Welty
                                               ---------------------------------
                                               Vicki L. Welty, Secretary


APPROVED:



   /s/ Kevin R. Raurk
------------------------
  Kevin R. Ruark

                                                                EXHIBIT G

1 THE REGISTRANTS' ... INVESTMENTS IN AND ADVANCES TO THE SUBSIDIARY EXCEED 10 PERCENT OF THE TOTAL ASSETS OF THE REGISTRANT AND ITS SUBSIDIARIES CONSOLIDATED AS OF THE END OF THE MOST RECENTLY COMPLETED FISCAL YEAR.

                                                                               PTRS, INC    PTRS, LLC    HCSI, LLC   PTRS COMBINED
                                                                              ----------   ----------   ----------   -------------
Most recently completed fiscal year:                                          12/31/2005   12/31/2005   12/31/2005     12/31/2005
Registrant's investments in and advances to the subsidiary (purchase price)    4,001,595      124,175    2,420,855      6,546,625
Registrant's assets as of most recent year end                                 4,083,886    4,083,886    4,083,886      4,083,886
RATIO:                                                                              98.0%         3.0%        59.3%         160.3%

2 THE REGISTRANT'S ... PROPORTIONATE SHARE OF THE TOTAL ASSETS ... OF THE SUBSIDIARY EXCEEDS 10 PERCENT OF THE TOTAL ASSETS OF THE REGISTRANT AND ITS SUBSIDIARIES CONSOLIDATED FOR THE MOST RECENTLY COMPLETED FISCAL YEAR.

                                                                               PTRS, INC    PTRS, LLC    HCSI, LLC   PTRS COMBINED
                                                                              ----------   ----------   ----------   -------------
Most recently completed fiscal year:                                          12/31/2005   12/31/2005   12/31/2005     12/31/2005
Acquiree's assets as of most recent year end                                     562,790      113,280      479,308      1,155,378
Registrant's assets as of most recent year end                                 4,083,886    4,083,886    4,083,886      4,083,886
RATIO:                                                                              13.8%         2.8%        11.7%          28.3%

3 THE REGISTRANT'S ... EQUITY IN THE INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES, EXTRAORDINARY ITEMS AND CUMULATE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE OF THE SUBSIDIARY EXCEEDS 10 PERCENT OF SUCH INCOME OF THE REGISTRANT AND ITS SUBSIDIARIES CONSOLIDATED FOR THE MOST RECENTLY COMPLETED FISCAL YEAR.

                                                                               PTRS, INC    PTRS, LLC    HCSI, LLC   PTRS COMBINED
                                                                              ----------   ----------   ----------   -------------
Most recently completed fiscal year:                                          12/31/2005   12/31/2005   12/31/2005     12/31/2005
Acquiree's income from operations as of most recent year end                     506,793       20,917      398,964        926,674
Registrant's income from operations as of most recent year end                  (338,671)    (338,671)    (338,671)      (338,671)
RATIO:                                                                            -149.6%        -6.2%      -117.8%        -273.6%

Acquiree's income from operations as of most recent year end                     506,793       20,917      398,964        926,674
Registrant's AVG. income from operations 2003 and 2004 (excluding 2005)        1,255,340    1,255,340    1,255,340      1,255,340
                                                                                    40.4%         1.7%        31.8%          73.8%

                                                                EXHIBIT H

FAMILY HOME HEALTH SERVICES INC.
Black-Scholes Stock Option Estimate                 (1ST GRANT)   (2ND GRANT)   (2ND GRANT)    (1ST GRANT)    (2ND GRANT)
                                                     COMERICA      COMERICA                       B.O.D.     B.O.D. (093006)
FINANCIAL INSTRUMENT                                 Warrants      Warrants      KR Options      Options        Options
                                                   ------------------------------------------------------------------------
GRANT DATE                                           04/05/06       07/05/06      07/06/06       08/08/06      10/01/06
                                                     --------       --------      --------       --------      --------
EXERCISE CASH                                          $ 300,000       $ 60,000     $ 187,500      $ 150,000      $ 17,500

INPUT VARIABLES
                                                   ------------------------------------------------------------------------
     STOCK PRICE                                            1.55           1.01          1.01           1.01          1.25
                                                   ------------------------------------------------------------------------
     EXERCISE PRICE                                          1.2            1.2           0.4           1.01          1.25
                                                   ------------------------------------------------------------------------
     TERM                                                      5              5            10             10            10
                                                   ------------------------------------------------------------------------
     VOLATILITY                                           62.50%         62.50%        62.50%         62.50%        62.50%
                                                   ------------------------------------------------------------------------
     ANNUAL RATE OF QUARTERLY DIVIDENDS                        0              0             0              0             0
                                                   ------------------------------------------------------------------------
     DISCOUNT RATE - BOND EQUIVALENT
       YIELD (T-BILL RATE)                                 4.490%         4.830%        4.830%         4.830%        5.050%
                                                   ------------------------------------------------------------------------


INTERMEDIATE COMPUTATIONS
                                                   ------------------------------------------------------------------------
     Present Value of Stock Ex-dividend                     1.55           1.01          1.01           1.01          1.25
                                                   ------------------------------------------------------------------------
     Present Value of Exercise Price                 0.961082022    0.945247533   0.248192472    0.626685992   0.759127027
                                                   ------------------------------------------------------------------------
     Cumulative Volatility                                139.75%        139.75%       197.64%        197.64%       197.64%
                                                   ------------------------------------------------------------------------


CALL OPTION
                                                   ------------------------------------------------------------------------
     Proportion of Stock Present Value                    85.10%         77.22%        95.53%         89.06%        89.26%
                                                   ------------------------------------------------------------------------
     Proportion of Exercise Price PV                     -36.06%        -25.74%       -39.05%        -22.76%       -23.09%
                                                   ------------------------------------------------------------------------
     Call Option Value                               0.972467677     0.53663023   0.867918241    0.756857944   0.940482141
                                                   ------------------------------------------------------------------------
     # OF OPTIONS                                        250,000         50,000       468,750        148,515        14,000
                                                        --------        -------      --------       --------       -------
      = Value                                            243,117         26,832       406,837        112,405        13,167

PUT OPTION
                                                   ------------------------------------------------------------------------
     Proportion of Stock PV                              -14.90%        -22.78%        -4.47%        -10.94%       -10.74%
                                                   ------------------------------------------------------------------------
     Proportion of Exercise Price PV                      63.94%         74.26%        60.95%         77.24%        76.91%
                                                   ------------------------------------------------------------------------
     Put Option Value                                0.383549699    0.471877763   0.106110713    0.373543935   0.449609168
                                                   ------------------------------------------------------------------------

     FMV & AVE VOLATILITY                              $ 243,000       $ 27,000     $ 407,000      $ 112,000      $ 13,000
                                                   ========================================================================
     VALUE USED FOR F/S                                $ 240,000       $ 21,000     $ 420,000      $ 108,000      $ 12,000
